CUSIP No. 381119106

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D/A-11

Under the Securities Exchange Act of 1934

Golden Minerals Company

(Name of Issuer)

Common Stock

(Title of Class of Securities)

381119106

(CUSIP Number)

Greg Link, Director

Sentient Executive GP IV, Limited, General Partner

Of Sentient GP IV, L.P., General Partner of Sentient Global Resources Fund IV, L.P.,

Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South

P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands

345-946-0921

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

(with copy to)

Gregory A. Smith, Esq.

Quinn & Brooks PLLC

P O Box 590

Larkspur CO  80118

303-298-8443

June 10, 2016

 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and if filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed”for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Global Resources Fund III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,582,746
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,582,746
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,582,746
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.21%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) SGRF III Parallel I, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 357,044
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 357,044
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,044
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.32%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Executive GP III, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,939,790
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,939,790
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,939,790
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.53%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient GP III, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 3,939,790
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 3,939,790
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,939,790
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.53%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient GP IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 41,768,676
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 41,768,676
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,768,676
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.08%
14.	TYPE OF REPORTING PERSON CO

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Global Resources Fund IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 41,768,676
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 41,768,676
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,768,676
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.08%
14.	TYPE OF REPORTING PERSON PN

CUSIP No. 381119106

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Sentient Executive GP IV, Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (See Instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 41,768,676
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 41,768,676
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 41,768,676
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 36.08%
14.	TYPE OF REPORTING PERSON CO

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CUSIP No. 381119106

Item 1.

Security and Issuer

This filing relates to the Common Stock (the “Common Stock”) of Golden Minerals Company (“Golden Minerals” or the “Issuer”), a Delaware corporation. The address of Golden Minerals’ principal office is 350 Indiana Street, Suite 800, Golden, Colorado 80401.

Item 2.

Identity and Background is amended to read as follows:

(a) – (c) This Schedule is being filed jointly by: (i) Sentient Global Resources Fund III, L.P. (“Fund III”),  (ii) SGRF III Parallel I, L.P. (“Parallel I”), (iii) Sentient Executive GP III, Limited (“Sentient Executive III”), (iv) Sentient GP III, L.P. (“GP III); (v) Sentient Global Resources Fund IV, L.P. (“Fund IV”); (vi) Sentient GP IV, L.P. (“GP IV”); and (vii) Sentient Executive GP IV, Limited (“Sentient Executive IV”) (the foregoing are collectively referred to herein as the “Reporting Persons” or “Sentient”).   Sentient Executive IV is the general partner of the general partner of Fund IV and makes the investment decisions for those entities.

Fund III and Parallel I are both Cayman Islands limited partnerships. The sole general partner of each is Sentient GP III, L.P. which is a Cayman Islands limited partnership (“GP III”). The sole general partner of GP III is Sentient Executive III which is a Cayman Islands exempted company. Fund IV is a Cayman Islands limited partnership. The sole general partner is Sentient GP IV, L.P. which is a Cayman Islands limited partnership (“GP IV”). The sole general partner of GP IV is Sentient Executive IV which is a Cayman Islands exempted company. The principal business of Fund III, Parallel I, and Fund IV is making investments in public and private companies engaged in mining and other natural resources activities.  The principal business of GP III is performing the functions of and serving as the sole general partner of Fund III, Parallel I and other similar funds and the principal business of Sentient Executive III is performing the functions of and serving as the sole general partner of GP III. Investment decisions related to investments of Fund III and Parallel I are made by Sentient Executive with the approval of Fund III and Parallel I, as appropriate. The principal business of GP IV is performing the functions of and serving as the sole general partner of Fund IV, and other similar funds and the principal business of Sentient Executive IV is performing the functions of and serving as the sole general partner of GP IV. Investment decisions related to investments of Fund IV are made by Sentient Executive IV with the approval of Fund IV.

The principal offices of each of the Reporting Persons is: Landmark Square, 1st Floor, 64 Earth Close, West Bay Beach South, P.O. Box 10795, George Town, Grand Cayman KY1-1007, Cayman Islands.

(d)

During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the Schedule A Persons has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)

During the past 5 years, none of the Reporting Persons, and to the best knowledge of the Reporting persons, none of the Schedule A Persons a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws, or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)

The citizenship of the Schedule A Persons who are natural persons is set forth on Schedule A and incorporated herein by this reference.

Item 3.

Source and Amount of Funds or Other Consideration

The funds used by Fund IV to make the investments in Golden Minerals described below are funds held by it for investment.

Item 4.

Purpose of Transaction is amended to read as follows:

(a) The acquisition of additional securities of the Issuer, or the disposition of securities of the Issuer.

CUSIP No. 381119106

Convertible Note

On October 27, 2015, the Issuer, entered into a Loan Agreement (the “Loan Agreement ”) with Fund IV (“Fund IV ”). At that time the Reporting Persons owned, in the aggregate, approximately 27% of the Issuer’s outstanding Common Stock (excluding restricted Common Stock held by the Issuer’s employees and excluding shares reserved for issuance pursuant to the exercise of warrants and conversion of the Note described herein).

Pursuant to the terms of the Loan Agreement, on October 27, 2015, the Issuer borrowed from Fund IV $5.0 million, the entire amount available under the Loan Agreement, and the Issuer delivered a Senior Secured Convertible Note (the “Note ”) in favor of Fund IV, with principal and accrued interest thereunder due on October 27, 2016.  Pursuant to the Loan Agreement and as required by NYSE MKT rules, the conversion features of the Note would only be effective if approved by the Issuer’s shareholders which approval occurred on January 19, 2016.  As a result, at the option of Fund IV, all or any of the  the outstanding principal balance together with accrued and unpaid interest evidenced by the Note became convertible into shares of the Issuer’s Common Stock at a conversion price equal to the lowest of (i) $0.29 (90 percent of the 15-day volume weighted average price (“VWAP”) for the period immediately preceding the loan funding date), (ii) 90 percent of the 15-day VWAP for the period immediately preceding any election to convert, or (iii) an anti-dilution adjusted price based on the lowest price for which the Issuer has sold its stock following the borrowing date (subject to certain exceptions set forth in the Note).

On February 11, 2016, Sentient converted a portion of the Note ($3,874,416 in principal and $132,772 in accrued interest) (the “Partial Note Conversion”) leaving an unpaid principal balance of $1,125,584.  The partial conversion of principal and interest was at a conversion price of $0.1715773, which was 90% of the 15 day VWAP for the period immediately preceding the conversion date.  The Partial Note Conversion resulted in the acquisition by Fund IV of an additional 23,355,000 shares of Common Stock and an additional 102,182 September 2012 Warrants, defined below, pursuant to the anti-dilution adjustment feature of the September 2012 Warrants triggered by the Partial Note Conversion.

On June 10, 2016, Sentient converted the final portion of the Note ($1,125,583.61 in principal and $34,064.20 in accrued interest) (the “Final Note Conversion”) leaving an unpaid principal balance of $0.  The final conversion of principal and interest was at a conversion price of $0.289063541, which was 90% of the 15 day VWAP for the period immediately preceding the loan funding date.  The Final Note Conversion resulted in the acquisition by Fund IV of an additional 4,011,740 shares of Common Stock and an additional 1,589 September 2012 Warrants, defined below, pursuant to the anti-dilution adjustment feature of the September 2012 Warrants triggered by the Final Note Conversion.

Warrant Adjustments

In September 2012, the Issuer closed on a public offering and concurrent private placement with Sentient in which it sold units consisting of one share of Common Stock and a five-year warrant to acquire one half of a share of Common Stock at an exercise price of $8.42 per share (the “September 2012 Warrants”).  The exercise price was subsequently adjusted downward to $7.17 per share based on the weighted average anti-dilution provision in the September 2012 Warrants as a result of the September 2014 public offering and concurrent Fund IV private placement described below. As a result of the Partial Note Conversion, the number of shares of Common Stock issuable upon exercise of the September 2012 Warrants beneficially owned by Fund IV was increased from 1,027,690 shares to 1,129,872 shares, an increase of 102,182, and the exercise price was decreased to approximately $5.09 per share due to the anti-dilution provisions of the September 2012 Warrants.   As a result of the May 2016 Offering described below the number of shares of Common Stock issuable upon exercise of the September 2012 Warrants beneficially owned by Fund IV was increased from 1,129,872 shares to 1,216,403 shares, an increase of 86,531 shares, and the exercise price was decreased from $5.06 to approximately $4.73 per share due to the anti-dilution provisions of the September 2012 Warrants. As a result of the Final Note Conversion, the number of shares of Common Stock issuable upon exercise of the September 2012 Warrants beneficially owned by Fund IV was increased from 1,216,403 shares to 1,217,992 shares, an increase of 1,589 shares, and the exercise price was decreased from $4.73 to approximately $4.72 per share due to the anti-dilution provisions of the September 2012 Warrants (the “2012 Warrant Adjustment”).

CUSIP No. 381119106

In September 2014, the Issuer closed on a public offering and concurrent private placement with Fund IV in which the Issuer sold units, consisting of one share of Common Stock and a five-year warrant to acquire one half of a share of Common Stock at an exercise price of $1.21 per share (the “September 2014 Warrants” and together with the September 2012 Warrants, the “Warrants”). Fund IV purchased September 2014 Warrants exercisable to purchase an aggregate of 2.9 million shares in that private placement. As a result of the Partial Note Conversion, pursuant to the anti-dilution provisions in the September 2014 Warrants, the number of shares of Common Stock issuable upon exercise of the September 2014 Warrants held by Fund IV did not change, but the September 2014 Warrants’ exercise price was decreased to approximately $0.91 per share (the “2014 Warrant Adjustment”, and together with the 2012 Warrant Adjustment, the “Warrant Adjustment”).

On May 6, 2016, the Issuer closed on a public offering of an aggregate of 8,000,000 shares of Common Stock at a price of $.50 per share and a concurrent private placement of warrants exercisable to purchase an additional 6,000,000 shares of Common Stock at an exercise price of $0.75 per share (collectively the “May 2016 Offering”).  As a result of the May 2016 Offering, pursuant to the weighted-average anti-dilution provisions of the September 2012 Warrants, the number of shares of Common Stock issuable upon exercise of the 2012 Warrants increased from1,129,872 shares to 1,216,403 shares, an increase of 86,531 shares, and the exercise price was decreased from $5.06 per share to approximately $4.73 per share. Also as a result of the May 2016 Offering, the number of shares issuable upon exercise of the September 2014 Warrants did not change, but the exercise price decreased from $0.91 per share to approximately $0.87 per share.

The May 2016 Offering did not trigger any adjustment to the conversion price of the Convertible Note because the price of the securities sold in the May 2016 Offering was higher than the conversion price of the Convertible Note.

On June 10, 2016, as a result of the Final Note Conversion, pursuant to the anti-dilution provisions in the September 2014 Warrants, the number of shares of Common Stock issuable upon exercise of the September 2014 Warrants held by Fund IV, as well as the exercise price per share, did not change.

Summary of Ownership

The following table shows the number of shares of the Issuer’s Common Stock after giving effect to the Final Note Conversion as well as the purchase price paid by Fund IV and the percentage ownership of Fund III, Parallel I, and Fund IV.

	Number of Shares owned as of June 10, 2016	Number of Warrants previously owned and acquired as a result of anti-dilution as of June 10, 2016	Total ownership as a % of fully diluted shares as of June 10, 2016
Fund III	3,582,746	0	3.21%**
Parallel I	357,044	0	0.32%**
Fund IV	37,650,684	4,117,992*	36.08%**
Total	41,590,474	4,117,992	39.48%***

*

Includes (i) September 2012 Warrants exercisable to purchase an aggregate of 1,217,992 shares at an exercise price of $4.72 per share and (ii) September 2014 Warrants exercisable to purchase an aggregate of 2.9 million shares at an exercise price of $0.87 per share, after giving effect to all anti-dilution adjustments.

**

The percentages shown for Fund III and Parallel I do not include shares issuable upon exercise of the 2012 Warrants, the 2014 Warrants or any shares issuable upon conversion of any remaining amounts due under the Note, while the percentage shown for Fund IV includes these shares in the calculation.

CUSIP No. 381119106

***

Total percentages don’t tie due to rounding.

The percentage of outstanding shares is based upon the Issuer having a total of 111,644,272 shares of Common Stock issued and outstanding after giving effect to the Final Note Conversion.

The Reporting Persons reserve the right to acquire beneficial ownership or control over additional securities of the Issuer.

 (b) Any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries.

None. The Reporting Persons reserve the right to explore future opportunities.

(c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries.

None.

(d) Any change in the present board or directors or management of the Issuer, including plans or proposals to change the number of term of directors or to fill any existing vacancies on the board.

None.

(e) Any material change in the present capitalization or dividend policy of the Issuer.

None.

(f) Any other material change in the Issuer’s business or corporate structure. None, except as set forth herein.

None.

(g) Changes to the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person.

None.

(h) Causing a class of securities of the Issuer to be delisted form a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

None.

(i) Causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act.

None.

(j) Any action similar to any of those enumerated above.

None.

Item 5.

Interest in Securities of the Issuer is amended to read as follows:

CUSIP No. 381119106

Fund III owns 3,582,746 shares of the Issuer’s Common Stock.

Parallel I owns 357,044 shares of the Issuer’s Common Stock.

Fund IV owns (i) 37,650,684 shares of the Issuer’s Common Stock, and (ii) warrants exercisable to purchase an additional 4,117,992 shares of the Issuer’s Common Stock at prices ranging from $0.87 to $4.72 per share.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.

Material to be Filed as Exhibits

Filing Agreement dated to be effective June 10, 2016 by and among Sentient Global Resources Fund III, L.P., SGRF III Parallel I, L.P.; Sentient Executive GP III, Limited; Sentient GP III, L.P.; Sentient Global Resources Fund IV, L.P., Sentient GP IV, L.P., its General Partner and Sentient Executive GP IV, Limited, General Partner filed herewith.

Registration Rights Agreement between Golden Minerals Company and Sentient Global Resources Fund IV, L.P. dated as of June 10, 2016 and filed as Exhibit 10.1 on the Company’s Current Report on Form 8-K filed with the Commission on June 14, 2016 and incorporated herein by reference.

CUSIP No. 381119106

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Sentient Global Resources Fund III, L.P.

     By: Sentient GP III, L.P., General Partner

            By: Sentient Executive GP III, Limited,

                                     General Partner

By:  /s/ Andrew Pullar

Andrew Pullar, Director

Date: June 17, 2016

SGRF III Parallel I, L.P. By: Sentient GP III, L.P., General Partner By: Sentient Executive GP III, Limited, General Partner By: /s/ Andrew Pullar Andrew Pullar, Director Date: June 17, 2016
Sentient GP III, L.P. By: /s/ Andrew Pullar Andrew Pullar, Director Date: June 17, 2016 Sentient Executive GP III, Limited By: /s/ Andrew Pullar Andrew Pullar, Director Date: June 17, 2016

Sentient Global Resources Fund IV, L.P.

     By: Sentient GP IV, L.P., General Partner

            By: Sentient Executive GP IV, Limited,

                                     General Partner

By:  /s/ Andrew Pullar

Andrew Pullar, Director

Date: June 17, 2016

Sentient GP IV, L.P. By: /s/ Andrew Pullar Andrew Pullar, Director Date: June 17, 2016 Sentient Executive GP IV, Limited By: /s/ Andrew Pullar Andrew Pullar, Director Date: June 17, 2016

CUSIP No. 381119106

SCHEDULE A

The (i) name, (ii) title, (iii) citizenship, (iv) principal occupation and (v) business address of each director of Sentient Executive GP III, Limited and Sentient Executive GP IV, Limited are as follows. Neither Sentient Executive GP III, Limited nor Sentient Executive GP IV, Limited has any executive officers.

Name	Title	Citizenship	Principal Occupation	Business Address

Peter Cassidy	Director	Australia	Investment Manager	Level 44, Grosvenor Place 225 George Street Sydney NSW 2000 Australia

Greg Link	Director	New Zealand	Director	Landmark Square 1st Floor, 64 Earth Close West Bay Beach South P.O. Box 10795 George Town, Grand Cayman KY1-1007 Cayman Islands

Peter Weidmann	Director	Germany	Investor Relations Manager	Schellingstrasse 76 80799 Munich Germany
Andrew Pullar	Director	Australian U.K.	Director	Landmark Square 1st Floor, 64 Earth Close West Bay Beach South P.O. Box 10795 George Town, Grand Cayman KY1-1007Cayman Islands